December 18, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. - Room 3112
Washington, D.C. 20549-0405
Attn: Sara D. Kalin

Re:  Triton Distribution Systems, Inc.
Registration Statement on Form SB-2
Filed October 17, 2006
File No. 333-138293

Ladies and Gentlemen:

On behalf of Triton Distribution Systems, Inc. (“Triton” or the “Company”), we enclose herewith EDGAR Amendment No. 1 to Form SB-2 amending the Form SB-2 initially filed on October 27, 2006 (File No. 333-138293).

The Staff provided comments to the Form SB-2 by letter dated November 17, 2006, a copy of which has been attached for your reference. To facilitate your review of the amended Form SB-2, we have included below each of the Staff’s comments, followed by a summary of the Company’s response. For ease of reference, the paragraphs in the discussion below correspond to the numbering of the paragraphs of the Staff’s letter of November 17, 2006. We have also included a marked copy of Form SB-2 so you can more easily identify the changes made to filing.

Summary-Page 1

1.
Please expand this section to disclose that you have had no revenues since inception and disclose the amount of your net loss for the most recent audited and interim periods. Additionally, disclose the amount of your working capital and the amount of your accumulated deficit. Further, explain that your auditor has issued a going concern opinion. Finally, disclose the number of months that remain before you run out of funds at your current '"burn rate." We believe this financial snapshot will provide a useful context to help investors interpret the rest of the summary.

Response: We have inserted as the fourth full paragraph in the “Prospectus Summary” under “Business” that we have had no revenue since inception and have incurred losses for the periods ended June 30, 2006 and the three months ended September 30, 2006. We also disclosed our working capital and accumulated deficit at September 30, 2006, our auditor’s going concern opinion and the number of months we can continue to fund our operations in the absence of raising additional funds.

2.	Briefly describe the business and history of your predecessor, GRS Network, Inc. We note the information you have included in Note 1 to Triton's financial statements.

Response: We have revised the first full paragraph under “Prospectus Summary—History” to briefly describe the business and history of GRS Network, Inc.

3.
We note that the second sentence of this section includes marketing language that does not appear to be supported by other facts within the filing. For example, we note your statement that your '"proprietary" technology provides you with “pricing advantages, better distribution methods and superior travel product offerings compared to many of [y]our competitors." Please remove the language quoted above and any other similar marketing language throughout the filing or provide us with support for your statements.

Response: 3. We have removed the marketing language discussing our development of “proprietary technology” giving us “pricing advantages, better distribution methods and superior travel product offerings compared to our competitors” and any similar marketing language throughout the Prospectus.

4.
We note your reference to the Cruise Line International estimate regarding the percentage of cruises booked through travel agents. Please tell us whether the source of this information is available publicly for free and, if not, tell us the cost of the report.

Response: This information is available publicly for free from Cruise Lines International Association (CLIA). CLIA annually publishes a mid-year update entitled the “Cruise Industry Source Book”, which can be downloaded in pdf from their website (http://www.cruising.org).

The reference to the Cruise Line International estimate regarding the percentage of cruises booked through travel agents is currently accessible online in the last paragraph at the following link:

http://www.cruising.org/press/sourcebook2006-midyear/profile_cruise_industry.cfm

“Ninety percent of all cruise vacations are booked through travel agents, and cruise sales account for more than half of all vacation sales among travel agents.”

Risk Factors, Page 4

5.
We note that you will initially focus your business development on travel agencies in Southeast Asia and China. Please revise this section to include any material risks associated with doing business in these areas. For example, if there are any governmental restrictions regarding business operations specific to China or countries in Southeast Asia, revise to discuss. Additionally, it does not appear from the information in the filing that members of your management have had any significant experience doing business in China or Southeast Asia. Revise to discuss any material risks this might pose or advise.

Response: We have added additional risk factors regarding our operations in China and Southeast Asia.

The Company has successfully opened offices both in China and the Philippines that follows all laws and procedures of both governments.

Mr. Gregory Lykiardopoulos, Triton’s Chairman and Chief Executive Officer has been conducting business in South East Asia and China since the 1970s, and has traveled extensively throughout Asia.

In addition, Triton has hired qualified personnel with professional and work experience from Asia.

Our China Operations Manager, Ms. Michelle Lu, is from Beijing, China, and has extensive experience in the Chinese travel industry.

Mr. Vivek Patwardhan, Middle East and India Sales Manager, is originally from Mumbai, India, and is also a veteran in the Asian travel industry.

Mr. Ronald Li, our Senior Engineer, is from Beijing, China.

Ms. Mireille Leong, our In-house Counsel, is from Singapore, and has worked both in South East Asia and China.

Based on experience and success in establishing fully-fledged companies in South East Asia and China, we intend to extend our operations in other regions.

Management’s Discussion and Analysis

Critical Accounting Policy and Estimates, page 12

6.
We note your disclosure that in assessing the impairment of intangible assets, if the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired and a second test is performed to measure the amount of impairment loss. Please revise your disclosure in your critical accounting policy and estimates section and the notes to your financial statements to indicate how you determine the fair value of the assets as part of the second test performed to measure the impairment loss. See paragraphs 22-24 of SFAS No. 144.

Response: The critical accounting policy and estimates section of the MD&A and the footnotes to the financial statements have been updated to indicate how fair value is determined as part of the second test performed to measure impairment loss.

7.	Please revise your disclosure to include a discussion of your accounting for stock compensation as a critical accounting policy and estimate. See SEC Release No. 33-8350.

Response: The MD&A has been updated to include a discussion of our accounting policy for stock compensation.

Liquidity and Capital Resources, page 14

8.
We note that in July 2006 you completed a private placement offering of common stock for approximately $1 per share and in September 2006 you completed two private placement offerings of common stock for $.80 per share. Please explain to us why the purchase price per share in each of these private placement offerings appears to be significantly lower than the share price of your stock as quoted on the NASD Bulletin Board during this time. Also, please disclose the nature and terms of the September 2006 private placements in the notes to your financial statements.

Response: The July 2006 private placement shares were issued at $1.00 per shares just prior to the closing of the transaction with Petramerica Oil, Inc. Prior to the merger with Triton, Petramerica’s common stock did not trade. After the merger, the private placement stockholder received 1.2438 Petramerica shares for each share of Triton stock purchased in the July 2006 private placement, thus the equivalent price per Pertramerica shares was $0.80. In September 2006, the Company sold 3,737,500 shares to two investors at $0.80 per shares. The same price per shares as in the July 2006 private placement. At the time of the September 2006 private placement, the Company’s stock was trading on the NASB Bulletin Board at approximately $6.50 per share. Although the price per shares paid by the investors of $0.80 was significantly less than the quoted price on the NASB Bulletin Board, the $0.80 per share was the price an unrelated third party investor was willing to pay for an approximate 8.3% interest in the Company.

We have updated the notes to the financial statements to disclose the nature and terms of the September 2006 private placement.

Our Plan of Operation, page 15

9.
We note that you intend to maximize your business development opportunities in Asia where you have already established and further identified a significant base of country-specific partners and travel vendors, particularly national flag carriers and major hotel operators. Please clarify the statement regarding your established base. For example, is it established because you have signed agreements with a number of travel vendors? If so, include additional information regarding the number and nature of these agreements.

Response: We have signed agreements with large numbers of travel agencies, major vendors and carriers. For example:

Renowned Travel Agencies

NAITAS. NAITAS is the largest association of independent travel agencies in the Philippines. Through a three-year marketing and distribution agreement with NAITAS, 900 travel agencies exclusively use Triton’s products and services.

Major Vendors

China International Travel Service (CITS). CITS is China’s largest travel consortium and is a state-owned enterprise. CITS exclusively uses Triton’s products and services following our September 2006 agreement.

eLong. eLong is a leading online travel service provider in China, which markets hotel reservations directly to consumers. Triton’s marketing and distribution agreement with eLong provides us with access to the hotel properties eLong services throughout China and the right to market them to travel agents on a global basis.

Yoee. Yoee.com is a domestic airline ticket Web site build by China’s senior air travel service, Beijing Fesco Air Services, and is China’s single largest portal for domestic airline reservations, hotel and car travel inventory. Yoee markets this inventory directly to consumers in China. Triton’s marketing and distribution agreement with Yoee means that Triton is currently the only global distribution service that offers foreign travel agents potential access to the domestic Chinese airline inventory in real time.

Beijing IATA Information Technology Company, Ltd., (BIITCO). Triton recently signed an agreement for the provision of billing and settlement services by BIITCO. BIITCO is a wholly-owned subsidiary of International Air Transport Association (IATA). BIITCO’s Billing and Settlement Plan is a system designed to facilitate and simplify the selling, reporting and remitting procedures of IATA Accredited Passenger Sales Agents and improve financial control and cash flow for Billing and Settlement Plan airlines. Over 60 years, IATA has developed the commercial standards that built a global industry. Today, IATA’s mission is to represent, lead and serve the airline industry. Its members comprise some 260 airlines - the world’s leading passenger and cargo airlines among them - representing 94 percent of international scheduled air traffic.

Carriers

Malaysia Airlines.

SkyEyes Airlines. In September 2006, Triton entered into a distribution agreement with SkyEyes Airlines, a Thai commercial airline, to provide SkyEyes Airlines reservation services through our system.

10.
Please discuss in greater detail the anticipated milestones in implementing your plan of operation for the next 12 months, including the funds required for each milestone and the time frame for beginning and completing each.

Response: We have added a discussion in the MD&A section to set out our anticipated milestones for the next 12 months which includes the amount of funds required to reach these milestones.

Distribution Agreements, Page 19

11.	Please discuss the material terms of the distribution agreements you describe in this section.

Response: We have disclosed under “Distribution Agreements” the material terms of the Distribution Agreements. We have also revised the fifth risk factor to indicate that our Distribution Agreements are non-exclusive and may be cancelled by either party upon 30 days’ notice to the other.

12.
We note on page 23 that under your joint venture arrangements such as the one made with NAITAS, you will contribute $250,000 and the joint venture partner will contribute $1 million in exchange for a 70% equity interest in the venture. Please clarify whether that is the arrangement with NAITAS. On page 19, you state that you are required to pay NAITAS $6000 monthly and $24,000 once NAITAS has issued letters endorsing Triton to at least 60% of its members.

Response: This is not the arrangement with NAITAS. We have established our own operations in the Philippines by opening an office so there is no necessity for a joint venture or funding at this stage.

NAITAS is provided a $6000 monthly stipend to promote Triton’s products and services to member travel agencies in the Philippines. The rest of the statement above is incorrect and has been deleted.

13.
Please revise the notes to the Company's financial statements to disclose the significant terms of the distribution agreements that the Company has entered into with various parties. As part of these disclosures, please indicate the amounts that the Company is obligated to pay under the terms of these agreements.

Response: Under the commitment and contingency note we have disclosed our contracts agreement with major travel providers.

Management, page 25

14.	Please provide the information required by Item 401(d) ofRegu1ation S-B regarding your officers' and directors' involvement in certain legal proceedings.

Response: We do not believe that any of our officers and directors has been involved in certain legal proceedings, as required for disclosure by Item 401(d) of Regulation S-B.

15.
We note your disclosure that Mr. Lykiardopoulos was granted stock options by the Company's principal stockholders to purchase shares of common stock at an exercise price of $.008 per share. Please revise the notes to your financial statements to disclose this transaction as a related party transaction. Also, please explain to us, and disclose in the notes to your financial statements, when these stock options were issued and how you have accounted for this transaction. Please note that paragraph II of SFAS No. 123(R) states that share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are shared-based payment transactions to be accounted for under SFAS No. 123(R) unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. See SAB Topic 5T.

Response: When the Company was first established, the original investors agreed to grant Mr. Lykiardopoulos an additional approximate 25% ownership in Triton if certain financial objectives were met. This was an agreement among the founding stockholders that did not involve the Company. The agreement was structured such that the Company granted to Mr. Lykiardopoulos warrants to purchase an additional 9,328,437 shares of the Company’s common stock if certain financial objectives are met. The investors in turn agreed to cancel an equal number of shares if these warrants were exercised. The substance of this transaction is certain founding stockholders gave another founding stockholder a warrant to purchase their shares if certain conditions were met which has no impact on the Company. The granting of these warrants is in no way tied to services that Mr. Lykiardopoulos is to provide to the Company.

We have updated the management section and the notes to the financial statements to more clearly describe this transaction among founding stockholders and to clearly state that this agreement has no accounting implications on the financial statements.

Security Ownership of Certain Beneficial Owners and Management, page 30

16.	Please provide the addresses of the beneficial owners listed in the table. See Item 403(a)(2) of Regulation S-B

Response: The Security Ownership Table has been update to include the addresses of the beneficial owners.

Selling Stockholders and Plan of Distribution, page 31

17.
Please disclose any position, office, or other material relationship the selling shareholders have had within the past three years with you or any of your predecessors or affiliates. See Item 507 of Regulation S-B.

Response: We have described by footnote any position, office or other material relationship the selling stockholders have had within the past three years with us or any of our predecessors or affiliates.

18.
Please disclose the individual or individuals who exercise the voting and dispositive powers over the shares to be offered for resale by each legal entity. See Interpretation 1.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the, March 1999 supplement to the CF telephone interpretation manual

Response: We have disclosed the individuals who exercise voting and dispositive power for each legal entity in the footnotes to the selling stockholder table.

Triton Distribution System, Inc. Audited Financial Statements for the Period of Inception through March 31, 2006

19.
We note that in July 2006, you completed a reverse acquisition transaction with Petramerica Oil, Inc. As Triton Distribution Systems is treated as the accounting acquirer, and the continuing entity in this transaction, please revise your filing to include audited financial statements of Triton Distribution Systems through at least June 30, 2006 and interim financial statements (unaudited or audited) through September 30, 2006. See Rule 310(a) of Regulation SB. The audited financial statements should include a note discussing the acquisition transaction and the accounting for that transaction. Also, in light of the fact that the reverse acquisition transaction will be ref1ected in the financial statements of Triton Distribution Systems as of September 30, 2006, the separate financial statements of Petramerica Oil, Inc. will not be relevant and should be removed from the filing. Similarly, the pro forma financial statements disclosing the acquisition will not be necessary and should be removed from the filing as the transaction will be ret1ected in the latest financial statements.

Response: We have updated the financial statements included in the SB-2 to include audited financial statements of Triton from inception to June 30, 2006 and to include unaudited financial statement of Triton as of September 30, 2006. We have included in the subsequent event footnote to the June 30, 2006 financial statements a discussion of the acquisition transaction and how it has been accounted for. We have also removed the financial statement for Petramerica Oil, Inc. and removed the pro forma financial statements.

Statement of Stockholders’ Deficit, page F-21

20.
We note that the founding stockholders contributed $100,100 in cash and intellectual property valued at $238,525 in exchange for 28,800,000 shares of common stock. Please tell us how you valued the shares of common stock issued and the related consideration received in this transaction. If they were determined based on "fair value" please tell us how fair value was determined or calculated.

Response: The Company issued 28,800,000 shares to its founders in exchange for $100,100 in cash and $238,525 in intellectual property. The intellectual property was valued using the historical cost basis of the investors that contributed the property. The investors paid $200,000 for the intellectual property plus incurred another $38,525 in legal and other fees associated with acquiring this intellectual property.

Notes to the Financial Statements

General

21.
As a follow up to comment 12, we note from your disclosure in the Business section that under your joint venture arrangements, working capital and start up expenses of $250,000 will be contributed by Triton and $1,000.000 will be contributed by the joint venture partner, in exchange for a 70% equity interest in the venture. In light of your disclosure that to date, you have completed and signed a joint venture with NAITAS, please explain to us, and disclose in the notes to the financial statements, the nature of the arrangement with NAITAS and how you have accounted for your investment in this joint venture partner. Include in your response and your revised disclosure, the amounts contributed to date by both partners, the ownership interest obtained, and the method you have used to reflect the investment in your financial statements.

Response: NAITAS is provided a $6000 monthly stipend to promote Triton’s products and services to member travel agencies in the Philippines. There is no requirement that this payment must be made. By making the payment NAITAS has agreed to promote Triton, but there is no long-term agreement or commitment on either party. Originally, it would our intent to form a joint-venture in the Philippines where we would contribute $250,000 to the joint venture. We have been able to open our Philippines office therefore there has not been a need for a joint-venture partner. We have fully funded the operations in the Philippines.

Note1. Organization and Significant accounting Policies

History, page F-23

22.
We note you disclosure that TDS LLC foreclosed on the inactive assets of GRS in January 2006 and contributed them in exchange for shares. The assets listed in your disclosure include computers, servers, furniture and fixtures, as well as the technology (intellectual property) to support the online distribution of travel services. Excluding the intellectual property, please explain to us how the other contributed assets were valued and accounted for on the financial statements of Triton. It appears from your financial statements and Note 5 to the financial statements that only intellectual property and cash were recorded on the balance sheet in exchange for common stock in this transaction. If no value was assigned to the other assets contributed to the company, please explain why.

Response: The Company decided to allocate 100% of the value paid for the foreclosed inactive assets of GRS to the intellectual property. The computers, servers and furniture and fixtures received were old and deemed to have no value. Most of the computer, servers and furniture and fixtures received from GRS have been abandoned as the Company has purchased new computers, servers and furniture and fixtures.

Note 9. Subsequent Events, page F-31

23.
We note your disclosure that you have an agreement with certain stockholders whereby they will agree to cancel up to 5,000,000 of their shares on a one-for-one basis for every share sold in the private placement offering. Please tell us, and disclose in the notes to your financial statements how you have accounted for this transaction.

Response: The cancellation of the 5,000,000 shares has been disclosed in the subsequent event note to the June 30, 2006 audited financial statements along with how this transaction was accounted for. Since the investors canceled these shares for no consideration, the Company accounted for this cancellation of shares by removing the 5,000,000 from the outstanding share list.

Triton Distribution Systems, Inc. Unaudited Interim Financial Statements for the Three Months ended June 20, 2006

Balance Sheet, page F-34

24.	Please tell us, and disclose in the notes to your financial statements, the nature of the amount of prepaid and other current assets on the balance sheet as of June 30, 2006.

Response: We have broken out the prepaid insurance and offering costs from the caption “Prepaid and other current assets” and shown them separately on the balance sheet.

Other

25.	The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

Response: The financial statements included in amendment no. 1 to Form SB-2 have been updated to included the unaudited financial statements as of September 30, 2006.

26.	Provide a currently dated consent from the independent public accountant in the amendment.

Response: A currently dated consent from our independent public accounting firm is included as exhibit 23.1 to the amended Form SB-2.

Part II
Recent Sales of Unregistered Securities, pages II-1

27.
Please provide the information required by Item 701 of Regulation S-B regarding the October private placement you mention in footnote 2 to the selling stockholder’s table on page 31. Further, clarify in the table which stockholders purchased pursuant to the October private placement. We note from your footnote references that most of the selling stockholders received their shares in the July private placement. If the remaining stockholders did not receive their shares in the October private placement, ensure that you include the material terms of the transactions in which they received their shares.

Response: We have revised Item 26(iv) to indicate that the two accredited Kuwaiti corporate investors purchased their shares from us in October 2006. Item 26(ii) describes the July 2006 issuance to the 230 accredited investors.

28.
We note that you issued 1,119,412 shares to Capital Group Communications, Inc. and Livestrong Venture Capital Partners, Inc. Please disclose the exemption from registration upon which you relied and the facts that made such exemption available.

Response: We have disclosed under Item 26(iii) that the 1,119,412 shares we issued to Capital Group Communications and Live Strong Venture Capital Partners were issued pursuant to the exemption provided by Section 4(2) of the Act, and that such investors took the common stock for investment purposes and not with an intent to distribution, and that the certificates were issued with a restrictive legend thereon.

Undertakings, page II-3

29.	Please revise to provide the updated undertakings required by Item 512 of Regulation S-B.

Response: We have provided the updated undertakings required by Item 512 of Regulation S-B.

Sincerely,

/s/ Gregory Lykiardopoulos
Gregory Lykiardopoulos